UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Vintage Petroleum, Inc.

(Name of Subject Company (Issuer))

Vintage Petroleum, Inc. – Issuer

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Certain Options to Purchase Common Stock, Par Value $.005 per share,

Issued Under the Vintage Petroleum, Inc. 1990 Stock Plan

(Title of Class of Securities)

927460 10 5

(Common Stock)

(CUSIP Number of Class of Securities)

S. Craig George

President and Chief Executive Officer

110 West Seventh Street, Suite 2300

Tulsa, Oklahoma 74119-1029

(918) 592-0101

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

COPY TO:

Robert J. Melgaard, Esq.

Conner & Winters, P.C.

3700 First Place Tower

15 East Fifth Street

Tulsa, Oklahoma 74103-4344

(918) 586-8973

Facsimile: (918) 586-8548

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$6,183,459	$569

* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes that options to purchase 2,227,500 shares of common stock of Vintage Petroleum, Inc. having a weighted average exercise price of $20.36 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee is calculated at $92 per $1,000,000 of the value of the transaction.

** Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO of Vintage Petroleum, Inc. (the “Company”), relating to its offer to exchange certain options for restricted stock or restricted stock rights upon the terms and subject to the conditions in the Offer to Exchange dated January 21, 2003.

Item 4.    Terms of the Transaction.

Item 4 is hereby amended and supplemented to add the following:

The offer made pursuant to the Schedule TO expired at 11:59 p.m., Eastern Time, on Thursday, February 20, 2003. The Company accepted for exchange options to purchase 2,118,000 shares of its common stock, representing approximately 95.1% of the 2,227,500 options that were eligible to be tendered in the offer. Pursuant to the terms of the offer, the Company granted restricted stock and restricted stock rights representing an aggregate of 562,840 shares of its common stock in exchange for the tendered options.

Item 12.    Exhibits.

Item 12 is hereby amended and supplemented to add the following exhibit:

(a)	(6) Form of Letter of Acceptance to Eligible Option Holders

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/    S. Craig George

(Signature)

S. Craig George, President and Chief Executive Officer

(Name and Title)

February 21, 2003

(Date)

2

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(6)	Form of Letter of Acceptance to Eligible Option Holders